

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 7, 2016

Mr. Charles R. Hageboeck
President and Chief Executive Officer
City Holding Company
25 Gatewater Road
Charleston, WV 25313

   Re: City Holding Company
     Registration Statement on Form S-3
     Filed September 30, 2016
     File No. 333-213892

Dear Mr. Hageboeck:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kate Donovan, Law Clerk, at (202) 551-8636 with any questions.

          Sincerely,

          /s/ Era Anagnosti

          Era Anagnosti
          Legal Branch Chief
          Office of Financial Services

cc: Christian Gonzalez
   Dinsmore & Shohl LLP